UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number        0-18441
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                            UNITED STATES GOLD TRUST
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             (Exact name of registrant as specified in its charter)

  625 Second Street, Suite 102, Petaluma, California 94952, Phone(707) 778-1000
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(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

        Units of Undivided Beneficial Interest in the Bullion Portfolio
          Units of Undivided Beneficial Interest in the Coin Portfolio
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            (Title of each class of securities covered by this Form)

                                      None
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(Titles of all other  classes  of  securities  for which a duty to file  reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                            X                                       X
     Rule 12g-4(a)(1)(i)   ---               Rule 12h-3(b)(1)(i)   ---
     Rule 12g-4(a)(1)(ii)  ---               Rule 12h-3(b)(1)(ii)  ---
     Rule 12g-4(a)(2)(i)   ---               Rule 12h-3(b)(2)(i)   ---
     Rule 12g-4(a)(2)(ii)  ---               Rule 12h-3(b)(2)(ii)  ---
                                             Rule 15d-6            ---

Approximate number of holders of record as of the certification or notice date:

                 113 holders of record in the Bullion Portfolio
                  117 holders of record in the Coin Portfolio
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Pursuant to the  requirements  of  the  Securities  Exchange  Act of 1934 United
States Gold Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 29, 2000          By:  /s/ Terry Coxon
     -------------------------      --------------------------------------------
                                     Terry Coxon, President and Director of
                                     Bullion Security Corporation, its Sponsor

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.